Filed Pursuant to Rule 253(g)(2)
File No. 024-11255

FUNDRISE EQUITY REIT, LLC

SUPPLEMENT NO. 4 DATED APRIL 3, 2023
TO THE OFFERING CIRCULAR DATED DECEMBER 30, 2022

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Equity REIT, LLC (the “Company”, “we”, “our” or “us”), dated December 30, 2022, as previously supplemented, and filed by us with the Securities and Exchange Commission (collectively, the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Our Net Asset Value (“NAV”) Per Share as of March 31, 2023;
•	Share Redemption Plan Status;
•	Historical NAV Information;
•	Update to April 2023 Distribution; and
•	Real Estate Performance.

Net Asset Value as of March 31, 2023

As of March 31, 2023, our NAV per common share is $18.03. This NAV per common share shall be effective until updated by us on or about June 30, 2023 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

The following sets forth the calculation of NAV for our common shares:

BALANCE SHEETS (UNAUDITED)

(In thousands, except share and per share amounts)	March 31, 2023 [1]	December 31, 2022 [1]
ASSETS
Investments, at fair value	$258,223	$255,465
Real estate properties, at fair value	59,860	58,517
Loans and debt securities related to real estate (inclusive of accrued interest), at fair value	24,568	23,951
Other real estate investments, at fair value	173,795	172,997
Non-real estate-related investments, at fair value	-	-
Cash and cash equivalents	22,116	78,899
Current interest receivable	40	40
Other assets	366	640
Total Assets	$280,745	$335,044

LIABILITIES
Accounts payable	$1,525	$2,063
Due to related party	596	724
Dividends payable [2]	1,668	51,777
Settling subscriptions	18	2
Redemptions payable	7,867	8,446
Total Liabilities	$11,674	$63,012

NET ASSETS CONSIST OF:
Fundrise Equity REIT, LLC Members’ Equity:
Common shares; 14,922,428 and 15,206,864 shares outstanding, net of accumulated amortization of deferred offering costs, on March 31, 2023 and December 31, 2022, respectively	$97,322	$104,033
Retained earnings	91,107	88,806
Net adjustments to fair value	80,642	79,193
NET ASSETS	$269,071	$272,032
NET ASSET VALUE PER SHARE, on 14,922,428 and 15,206,864 shares outstanding for the periods ended March 31, 2023 and December 31, 2022, respectively	$18.03	$17.89

[1] Estimated Balance Sheets as of March 31, 2023 and December 31, 2022.

[2] This amount does not include the accrual for dividends payable that were declared before March 31, 2023, that relate to the second quarter of 2023, or dividends payable that were declared before December 31, 2022, that relate to the first quarter of 2023.

On April 3, 2023, the Company announced that its NAV as of March 31, 2023 is $18.03 per share of our Common Shares. This NAV per common share shall be effective until updated by us on or about June 30, 2023 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

As described in the section titled “Valuation Policies” of our Offering Circular, our goal is to provide a reasonable estimate of the value of our shares on a periodic, ongoing basis. However, the majority of our assets consist of commercial real estate loans and other commercial real estate assets and, as with any commercial real estate valuation protocol, the conclusions reached by us are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our commercial real estate assets and investments. In addition, for any given quarter, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the quarterly calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in an arm’s length transaction with an unrelated third party, and any potential disparity in our NAV per share may be in favor of either shareholders who redeem their shares, or shareholders who buy new shares, or existing shareholders. However, to the extent quantifiable, if a material event occurs in between quarterly updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement filed on the SEC’s EDGAR website as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our internal accountants calculated our NAV per common share using a process that reflects (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, which may be updated upon the occurrence of certain material events, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic distributions, and (4) estimated accruals of our operating revenues and expenses. The determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. Generally Accepted Accounting Principles, and our NAV may not be indicative of the price that we would receive for our assets at current market conditions.

We generally receive financial and other reporting from our borrowers or unconsolidated subsidiaries on a monthly or quarterly basis, so the estimated values of each of our commercial real estate assets and investments included on each NAV reporting date are generally based on the latest financial and other information reported to us or otherwise available to us, which has been rolled forward through the NAV reporting date for accruals and other items. For investments made within the previous or current reporting period where we have not received our first set of reporting data from our investments, our NAV is generally based on the information we used during our regular underwriting processes and in consideration of other market data available to us. We are not aware of any events that would have a material impact on the estimated values included herein that occurred between the date of the latest information we received with respect to our investments and the NAV reporting date.

Share Redemption Plan Status

For the quarter ended March 31, 2023, we expect to redeem approximately 445,000 common shares pursuant to our share redemption plan.

Historical NAV Information

Below is the NAV per common share, as determined in accordance with our valuation policies, for each period presented from September 30, 2016 to March 31, 2023.

Date	NAV Per Share
September 30, 2016	$9.55
December 31, 2016	$9.60
March 31, 2017	$9.82
June 30, 2017	$10.25
September 30, 2017	$10.45
December 31, 2017	$10.46
March 31, 2018	$10.71
June 30, 2018	$11.03
September 30, 2018	$11.23
December 31, 2018	$11.30
March 31, 2019	$11.44
June 30, 2019	$11.55
October 1, 2019	$11.75
December 31, 2019	$12.91
March 31, 2020	$12.94
June 30, 2020	$13.00
September 30, 2020	$13.41
December 31, 2020	$14.08
March 31, 2021	$14.30
June 30, 2021	$14.90
September 30, 2021	$17.67
December 31, 2021	$19.55
March 31, 2022	$20.32
June 30, 2022	$20.75
September 1, 2022	$21.10
December 31, 2022	$17.89
March 31, 2023	$18.03

Update to April 2023 Distribution

On March 29, 2023, we announced a daily distribution of 0.0009589041 per share (the “April 2023 Daily Distribution Amount”) for shareholders of record as of the close of business on each day of the period commencing on April 1, 2023 and ending on April 30, 2023. As of April 1, 2023, the April 2023 Daily Distribution Amount equates to approximately 1.94% on an annualized basis calculated at the current rate, assuming a $18.03 per share purchase price.

Real Estate Performance

The Company experienced a write up in NAV driven by (among other things) continued strong performance of the majority of its multi-family and single-family rental assets.

Despite increasing interest rates, generally, increases in property valuations were due to higher net operating income projections, as well as slight cap rate compression.